January 28, 2025

Peter Rawlins
Chief Financial Officer
Premium Resources Ltd.
Suite 3400, One First Canadian Place
P. O. Box 130
Toronto, Ontario
Canada M5X1A4

       Re: Premium Resources Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-14740
Dear Peter Rawlins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation